

August 18, 2020

Chip Cummings
Manager
Red Oak Capital Intermediate Income Fund, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, MI 49546

>   **Re: Red Oak Capital Intermediate Income Fund, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed July 21, 2020**
>   **File No. 024-11274**

Dear Mr. Cummings:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed July 21, 2020

General

1. We note that you intend to acquire participation loans made by other Sponsored Funds. Please clarify for us the relationships among the funds. In particular, please tell us whether you intend to have multiple entities making Form 1-A filings for participation loans originated by the Sponsored Funds or whether multiple Form 1-A filings could have interests in the same loans.

2. You indicate that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.

3. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your external manager.

The Offering, page 1

4. We note that you are offering four series of bonds over a two-year period and that each series will be offered for a total of six months. It appears that the Series B, C and D bonds will not be offered within two calendar days after qualification. Please tell us how this complies with the continuous offering requirement of Rule 251(d)(3)(i)(F).

Maturity and Renewal, page 45

5. We note that each series of bonds will mature on the last day of the 30th month from the initial issuance date and that the bonds have an automatic renewal feature. Please tell us if the renewals are factored into the offering price limit of Rule 251(a)(2).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction